[LETTERHEAD OF DECHERT LLP]

June 2, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 0309
Washington, D.C. 20549

Re:  Pharmacopeia Drug Discovery, Inc.’s Form S-3 filed June 2, 2006

Ladies and Gentlemen:

Today, Pharmacopeia Drug Discovery, Inc., a Delaware corporation (the “Corporation”), has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement on Form S-3. In accordance with SLB No. 1A, we hereby inform you, on behalf of the Corporation, that the Corporation has pending with the Commission two requests for confidential treatment with respect to Exhibits 10.1 and 10.2 filed on May 12, 2006, with the Corporation’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2006.

If you have any questions regarding this cover letter or the Form S-3, please do not hesitate to contact the undersigned at 609-620-3211.

Very truly yours,

/s/ Ella DeTrizio

Ella DeTrizio